UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			       SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 10)*


			Modsys International. Ltd.
		  (formerly BluePhoenix Solutions, Ltd.)
			     (Name of Issuer)

		Ordinary Shares, par value NIS 0.04 per share
			(Title of Class of Securities)

				 M70378100
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			       March 31, 2015
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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Cusip No. M70378100		Schedule 13-D			 Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				4,872,386  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,872,386  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,872,386

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	27.28%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,872,386 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P.

(3)	Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

--------------------------------------------------------------------------------
Cusip No. M70378100		Schedule 13-D			 Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				4,910,326  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,910,326  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,910,326

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	27.49%   (3)

14.	Type of Reporting Person
               IA



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.


--------------------------------------------------------------------------------
Cusip No.  M70378100		Schedule 13-D			 Page 4 of 10


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				4,910,326  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,910,326  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,910,326

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	27.49%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.


--------------------------------------------------------------------------------
Cusip No.  M70378100		Schedule 13-D			 Page 5 of 10


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				4,910,326  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,910,326  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,910,326

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	27.49%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.


--------------------------------------------------------------------------------
Cusip No.  M70378100		Schedule 13-D			 Page 6 of 10


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				4,910,326  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				4,910,326  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,910,326

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	27.49%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.


--------------------------------------------------------------------------------
Cusip No. M70378100		Schedule 13-D			 Page 7 of 10


1.	Names of Reporting Persons
	Columbia Pacific Partners Fund, Ltd.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Cayman Islands

			7.  Sole Voting Power
				37,940  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				37,940  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	37,940

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	0.21%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 37,940 Ordinary Shares owned by Columbia Pacific Partners Fund, Ltd.

(3)	Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.


--------------------------------------------------------------------------------
Cusip No.  M70378100		Schedule 13-D			 Page 8 of 10

				EXPLANATORY NOTE

	This Amendment No. 10 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013 and December 17, 2014 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.


Item 1.		Security and Issuer

	The response set forth in Item 1 is hereby amended and supplemented to read as follows:

	(a) Name of Issuer:
		Modsys International, Ltd.

	(b) Address of Issuer's Principal Executive Offices:
		Two Union Square, Sutie 4616, Seattle, Washington 98101



Item 5.		Interest in Securities of the Company

	The response set forth in Item 5(a) is hereby replaced in its entirety by the following:
	(a) The Reporting Persons may be deemed to beneficially own an aggregate of 4,910,326 Shares, which constitutes 27.49% of the 17,864,560 Shares outstanding as of March 20, 2015, as reported on the Company's Form 10-K for the period endend December 31, 2014, filed on March 31, 2015.

	The response set forth in Item 5(c) is hereby amended and supplemented as follows:
	(c) The trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Opportunity Fund were all effected in unsolicited broker transactions in the open-market as set forth in Schedule A.











--------------------------------------------------------------------------------
Cusip No.  M70378100		Schedule 13-D			Page 9 of 10


				SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 2015		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member


					COLUMBIA PACIFIC ADVISORS, LLC

				By:  	/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title: 	Managing Member


					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY



					COLUMBIA PACIFIC PARTNERS FUND, Ltd.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member



















--------------------------------------------------------------------------------
Cusip No.  M70378100		Schedule 13-D			Page 10 of 10




				 Schedule A

   OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

 Date			Fund	   Transaction		Shares		Price
2/04/2015	Opportunity Fund	BUY		   300		3.10
2/06/2015	Opportunity Fund	BUY		   400		2.99
2/09/2015	Opportunity Fund	BUY		   700		2.99
2/10/2015	Opportunity Fund	BUY		   212		2.95
2/12/2015	Opportunity Fund	BUY		   100		2.95
2/17/2015	Opportunity Fund	BUY		   200		2.95
2/18/2015	Opportunity Fund	BUY		 1,833		2.9155
2/19/2015	Opportunity Fund	BUY		 1,100		2.8209
2/20/2015	Opportunity Fund	BUY		 1,500		2.65
2/23/2015	Opportunity Fund	BUY		 4,350		2.6448
2/24/2015	Opportunity Fund	BUY		 2,400		2.7363
2/25/2015	Opportunity Fund	BUY		   300		2.70
3/02/2015	Opportunity Fund	BUY		 5,814		2.7195
3/06/2015	Opportunity Fund	BUY		   700		2.30
3/10/2015	Opportunity Fund	BUY		10,700		2.2186
3/17/2015	Opportunity Fund	BUY		 1,300		2.25
3/18/2015	Opportunity Fund	BUY		 1,500		2.2333
3/19/2015	Opportunity Fund	BUY		 6,750		2.1999
3/20/2015	Opportunity Fund	BUY		 1,200		2.1917
3/23/2015	Opportunity Fund	BUY		   500		2.10
3/24/2015	Opportunity Fund	BUY		 2,400		2.26
3/25/2015	Opportunity Fund	BUY		63,900		2.4078
3/26/2015	Opportunity Fund	BUY		 4,898		2.6667
3/27/2015	Opportunity Fund	BUY		 2,515		2.8147
3/30/2015	Opportunity Fund	BUY		 5,214		2.8789
3/31/2015	Opportunity Fund	BUY		   200		2.85